

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
Mr. Anthony A. Paciulli
Chief Executive Officer
Meetinghouse Bancorp, Inc.
2250 Dorchester Avenue
Dorchester, MA 02124

Re: Meetinghouse Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2012
File No. 333-180026

Dear Mr. Paciulli:

We have reviewed your filing and response letter dated June 8, 2012 and have the following comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that

comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Please address questions regarding all comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief